OLYMPUS DRILLING INTERSECTS 94 METERS OF GOLD & COPPER AT CAPCAPO, NORTHERN PHILIPPINES

HIGHLIGHTS:

•
Drill results from the first hole on the main Capcapo prospect intersected a wide mineralized zone from surface to a depth of 94 meters or 308.4 feet which averaged 1.49 g/t gold, 0.31% copper and 5.6 g/t silver and includes 3.66 g/t gold to a 27.74m depth or 2.65 g/t gold to a 43.0 m or 141 feet depth.

•	Copper grade increases at depth and includes 0.53% copper over a core width of 43.0 meters or 141 feet.

•	Olympus surface channel sampling of this area returned assay results of 6.78 g/t Au over 20 meters or 65 feet from previously excavated trenches.

•
Work to date is evidencing the significant size of the copper gold system at Capcapo which has similarities to the prolific Baguio-Mankayan Gold - Copper District (60 million oz. historic production & current resources) located 85 kilometers along strike.

•	Drilling of the prospect continues; further assays results will be released as complete assay results become available.

TORONTO, April 24, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM, Frankfurt: OP6) is pleased to announce assay results from the first drill hole completed on the Capcapo Project, located in Abra Province, Northern Luzon, Philippines.

Drilling commenced in late February to evaluate the main Capcapo prospect area where surface channel sampling by Olympus returned assays of 6.78 g/t gold and 8.36 g/t silver over 20 meters or 65 feet (OYM press release dated February 27, 2007).

The initial hole, DDH07-09, of Olympus’ program has intersected extensively altered breccia. The alteration zone contains highly anomalous gold and copper mineralization averaging 1.49 g/t gold, 0.31% copper and 5.6 g/t silver from surface to a depth of 94 meters or 308.4 feet.

Higher grade gold intervals are calculated as:

•	3.66 g/t gold, 0.08 % copper and 7.2 g/t silver from surface to 27.74 meters or 91 feet; OR

•	2.65 g/t gold, 0.23% copper and 7.12 g/t silver from surface to 43.0 meters or 141 feet.

The mineralization/alteration exhibits Copper Gold zonation with a high-grade gold zone from surface to 27.74 meters depth averaging 3.66 g/t gold (as above). Copper content increases below 26.0 metres

OLYMPUS PACIFIC MINERALS INC.

and includes 0.75 g/t gold, 0.53% copper and 5.48 g/t silver over a core width of 43.0 meters or 141 feet; and contains two higher grade copper intervals of:

•	0.49 g/t gold, 0.69 % copper and 6.39 g/t silver over 7.26 meters or 23.8 feet; AND

•	0.77 g/t gold, 0.74% copper and 4.87 g/t silver over 16.0 meters or 52.5 feet.

In addition, surface reconnaissance mapping has located mineralized breccia material located in unexplored areas approximately 150 meters south of hole DDH07-09 assaying 3.65 g/t gold and 3.20 g/t gold and 400 meters east which assayed 0.32 g/t gold from grab samples. These preliminary mapping results highlight the interpreted upside potential yet to be explored at Capcapo.

Roger Dahn, VP Exploration, states, “We acquired this project due to the areas similar characteristics to the Baguio District. These results are confirming our belief that the area has camp scale potential”.

Assay highlights from Hole DDH07-09 are outlined in the attached table and figure on pages three and four.

On November 23, 2006, the Company entered into an Option Agreement with Abra Mining & Industrial Corporation (AMIC) and Jabel Corporation (JABEL), subject to completion of due diligence, whereby the Company and Philippine interests associated with the Company can earn a 60% interest in the 43 square kilometer Capcapo Project (OYM press release dated November 23, 2006). Also part of agreement terms is a Right of First Refusal covering approximately 320 square kilometers of other AMIC / Jabel Corporation tenements within this highly prospective area.

The current drill program is the final phase of the due diligence work. The drill program will verify and evaluate the main prospect area. Surface channel sampling of this prospect by Olympus returned assays of 6.78 g/t gold and 8.36 g/t silver over 20 meters or 65 feet from previous excavated trenches (OYM press release dated November 23, 2006). Subsequent to the current drilling, the ongoing 2007 program will consist of step-out drilling to expand the mineralized zone as well as ground exploration programs to test and delineated other prospective target areas on the property.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, Corporate Communications Manager
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared and/or reviewed by Mr. Roger Dahn, Vice President Exploration, a Qualified Person as defined by National Instrument 43-101. The Company employs a quality control program to ensure best practices in sampling and analysis of drill core and rock samples. McPhar Geoservices (Philippines).Inc. in Makati City, Philippines, performed the sample preparation and analyses.

Statements contained in this release that are not historical facts are forward-looking statements which involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

Capcapo Main Zone Prospect
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)
DDH 07-09	0	94	94	1.49	0.31	5.59
Gold Rich Zone
	0	58	58	2.12	0.34	6.71
including	0	43	43	2.65	0.23	7.12
including	0	27.74	27.74	3.66	0.08	7.22
Copper Rich Zone
	26	69	43	0.75	0.53	5.48
including	27.74	35	7.26	0.49	0.69	6.39
and	52	68	16	0.77	0.74	4.87

Regional Surface Grab Sample Results
Sample ID	Northing	Easting	Comment	Gold Grade (g/t)
60613	1946983	275692	Altered Breccia	3.65
60614	1947007	275629	Altered Breccia	3.2
60607	1947082	276145	Altered Breccia	0.32
Notes:
(1)	- The hole was drilled at an inclination of -45 degrees on an azimuth of 180 degrees.
(2)
- Based on current geological interpretation of the drilling results, true widths are estimated at this time to represent approximately 50 to 65% of the core width. Additional drilling is required before definitive true widths can be determined.

(3)
- All sample preparation and assays were performed by McPhar Geoservices (Philippines).Inc. located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

OLYMPUS PACIFIC MINERALS INC.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

OLYMPUS PACIFIC MINERALS INC.